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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE l3D
                    Under the Securities Exchange Act of l934
                                 Amendment No. 4

                          Guaranty National Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of class of securities)

                                    401192109
                                 (CUSIP Number)

                            Michael P. Maloney, Esq.
              Senior Vice President, General Counsel and Secretary
                            Orion Capital Corporation
                               9 Farm Springs Road
                              Farmington, CT 06032
                                 (860) 674-6600


(Name, address and telephone number of person authorized to receive notices and communications)

Copies of all notices and communications should be sent to:

                              John J. McCann, Esq.
                         Donovan Leisure Newton & Irvine
                              30 Rockefeller Plaza
                            New York, New York l0112

                                November 5, 1997

(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:[x]

Check the following box if a fee is being paid with this statement:
[]

                         (Continued on following pages)

                        Exhibit Index Appears on Page 10
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CUSIP No.401192109
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 1)  Names of Reporting Persons  (a) Orion Capital Corporation
     S.S. of IRS Identification      IRS No. 95-6069054
     Nos of Above Persons        (b) The Connecticut Indemnity
                                     Company
                                     IRS No. 06-0303520
                                 (c) Connecticut Specialty
                                     Insurance Company
                                     IRS No. 06-1121822
                                 (d) Design Professionals
                                     Insurance Company
                                     IRS No. 94-2319176
                                 (e) Employee Benefits
                                     Insurance Company
                                     IRS No. 95-1613489
                                 (f) EBI Indemnity Company
                                     IRS No. 06-1008792
                                 (g) The Fire and Casualty
                                     Insurance Company of
                                     Connecticut
                                     IRS No. 06-0640218
                                 (h) Security Insurance
                                     Company of Hartford
                                     IRS No. 06-052957

                                 (i) SecurityRe, Inc.
                                     IRS No. 06-1008789
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2)  Check the Appropriate Box if a      (a)
    Member of a Group                   (b)  X
   (See Instructions)                   (c)  X
                                        (d)  X
                                        (e)  X
                                        (f)  X
                                        (g)  X
                                        (h)  X
                                        (i)  X
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3)  SEC use Only
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4)  Source of Funds                     (a)  WC
    (See Instructions)                  (b)  WC
                                        (c)  WC
                                        (d)  WC
                                        (e)  WC
                                        (f)  WC
                                        (g)  WC
                                        (h)  WC
                                        (i)  WC


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5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
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6)  Citizenship or Place of             (a)  Delaware
    Organization                        (b)  Connecticut
                                        (c)  Connecticut
                                        (d)  Connecticut
                                        (e)  Connecticut
                                        (f)  Connecticut
                                        (g)  Connecticut
                                        (h)  Connecticut
                                        (i)  Connecticut

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               (7)  Sole Voting
Number              Power                  12,129,942
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive       12,129,942
Each Reporting      Power
Person With    (10) Shared Dispositive
                    Power
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11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person        12,129,942
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12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)


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13)  Percent of Class Represented
     by Amount in Row (11)                  80.53%
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14)  Type of Reporting Person             (a) CO, HC
    (See Instructions)                    (b) CO, IC
                                          (c) CO, IC
                                          (d) CO, IC
                                          (e) CO, IC
                                          (f) CO, IC
                                          (g) CO, IC
                                          (h) CO, IC
                                          (i) CO


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Item 1. Security and Issuer.

         This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Guaranty National Corporation ("GNC" or the "Company"). The principal executive offices of GNC are located at 9800 South Meridian Boulevard, Englewood, Colorado 80112.

Item 2.  Identity and Background.

         This statement is filed by Orion Capital Corporation ("Orion or the Parent"), a Delaware corporation with its principal executive offices at 9 Farm Springs Road, Farmington, Connecticut 06032, and eight of Orion's subsidiaries, each of which is a corporation organized under the laws of the state of
Connecticut: The Connecticut Indemnity Company ("CI"); Connecticut Specialty Insurance Company ("CSIC"); Design Professionals Insurance Company ("DPIC"); Employee Benefits Insurance Company ("EBIC"); EBI Indemnity Company ("EIC"); The Fire and Casualty Insurance Company of Connecticut ("F&C"); Security Insurance Company of Hartford ("SICH"); and SecurityRe, Inc. ("SRI"). (Collectively, all such companies are referred to hereinafter as the "Subsidiaries".)

         This statement amends Items 1, 3, 4, 5, 6 and 7 of the Schedule 13D dated May 8, 1996 as previously amended by Amendment No. 1, dated July 2, 1996 (which supplemented and modified the information contained in Amendment No. 2 to the Schedule 13G dated February 5, 1996 and filed in paper format by Orion and the


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Subsidiaries with respect to GNC's Common Stock) and amended by Amendment No. 2, dated September 18, 1997, an Amendment No. 3, dated November 3, 1997, by adding to such items the information contained herein.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds to be used in making the cash tender offer referred to in Item 4 hereof are described in the Offer to Purchase dated November 5, 1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 2: specifically, the information set forth in the Offer to Purchase under SPECIAL FACTORS--SOURCE AND AMOUNT OF FUNDS--FINANCING OF THE OFFER AND THE MERGER is incorporated herein by reference.

Item 4.  Purpose of Transaction.

         On November 5, 1997, Orion commenced a tender offer to purchase all the outstanding shares of GNC Common Stock it did not own for $36 per share net to the seller in cash upon the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 3. (The Offer to Purchase and the Letter of Transmittal together comprise the "Offer.") The information set forth in the Offer to Purchase under SPECIAL FACTORS--BACKGROUND OF THE TRANSACTIONS; PURPOSE AND STRUCTURE OF THE TRANSACTIONS; PLANS AFTER THE OFFER; EFFECTS OF THE OFFER AND THE MERGER, THE OFFER--SECTION 6. EFFECT OF THE OFFER ON THE MARKET FOR THE


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SHARES; LISTING ON THE NYSE; REGISTRATION UNDER THE EXCHANGE ACT; MARGIN
REGULATIONS and under THE OFFER--SECTION 10. Certain Conditions of the Offer is incorporated herein by reference.

         The information set forth in the Offer to Purchase under SPECIAL FACTORS--PURPOSE AND STRUCTURE OF THE TRANSACTIONS; PLANS AFTER THE OFFER; EFFECTS OF THE OFFER AND THE MERGER is incorporated herein by reference.

         Except as set forth in the Offer to Purchase and subject to the foregoing, neither Orion nor any of its Subsidiaries, nor to the best of their knowledge, any officer or director of Orion or any Subsidiary, has any current plans or proposals which relate to, or would result in any of the following:

         (a) The acquisition by any person of additional securities of GNC, or the disposition of securities of GNC;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GNC or any of its subsidiaries;

         (c) Any sale or transfer of a material amount of assets of GNC or any of its subsidiaries;

         (d) Any change in the present board of directors or management of GNC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


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         (e)      Any material change in the present capitalization or dividend policy of GNC;

         (f) Any other material change in GNC's business or corporate structure;

         (g) Any change in GNC's charter, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of GNC by any person

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer

         A copy of the Agreement and Plan of Merger dated as of October 31, 1997 between Orion Capital Corporation and Guaranty National Corporation referred to in Item 4 of Amendment No. 3 to this statement filed with the Commission on November 3, 1997 is filed as Exhibit 1 hereto.

         The information set forth in the Offer to Purchase under INTRODUCTION, SPECIAL FACTORS--BACKGROUND OF THE TRANSACTIONS, PURPOSE AND STRUCTURE OF THE TRANSACTIONS; PLANS AFTER THE OFFER; AND THE OFFER--SECTION 8. CERTAIN INFORMATION CONCERNING ORION is incorporated by reference herein.

Item 7. Materials to be filed as Exhibits

         Exhibit 1  -  Agreement and Plan of Merger dated as of October 31,
                       1997 between Orion Capital Corporation and Guaranty National Corporation

         Exhibit 2  -  Offer to Purchase dated November 5, 1997

         Exhibit 3  -  Form of Letter of Transmittal

         Exhibit 4  -  Form of Press Release of Orion dated November 5, 1997


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                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    ORION CAPITAL CORPORATION


                                    By:/s/ Michael P. Maloney
                                       ------------------------------
                                       Senior Vice President,
                                       General Counsel and Secretary



                                    THE CONNECTICUT INDEMNITY COMPANY

                                    CONNECTICUT SPECIALTY INSURANCE COMPANY

                                    DESIGN PROFESSIONALS INSURANCE COMPANY

                                    EMPLOYEE BENEFITS INSURANCE COMPANY

                                    EBI INDEMNITY COMPANY

                                    THE FIRE AND CASUALTY INSURANCE COMPANY
                                    OF CONNECTICUT

                                    SECURITY INSURANCE COMPANY OF HARTFORD

                                    SECURITYRE, INC.


                                    By:/s/ Michael P. Maloney
                                       ----------------------------
                                       Senior Vice President,
                                       General Counsel and
                                       Assistant Secretary




Dated:  November 5, 1997


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                                  EXHIBIT INDEX


Exhibit 1 -   Agreement and Plan of Merger dated as of October 31, 1997
              between Orion Capital Corporation and Guaranty National
              Corporation

Exhibit 2  -  Offer to Purchase dated November 5, 1997

Exhibit 3  -  Form of Letter of Transmittal

Exhibit 4  -  Form of Press Release of Orion dated
              November 5, 1997


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